FTB ADVISORS, INC.
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents:		
Cash and money market funds	$	25,714,577
Securities purchased under agreement to resell with affiliate		14,583,540
Total cash and cash equivalents		40,298,117
Receivables from brokers		458,059
Furniture, equipment, and leasehold improvements, net		909,465
Prepaid expenses and other assets		1,746,907
Due from FTBNA, net		399,979
Deferred tax assets		3,956,389
Total assets	$	47,768,916

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	2,843,842
Pension liability		7,564,685
Deferred tax liabilities		920,441
Total liabilities		11,328,968
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,903,985
Retained earnings		38,713,550
Accumulated other comprehensive loss, net		(6,202,587)
Total shareholder's equity		36,439,948
Total liabilities and shareholder's equity	$	47,768,916

See accompanying notes to financial statements.